SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE GENERAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL’S BOARD OF DIRECTORS HELD ON OCTOBER 26, 2004, WRITTEN AS A SUMMARY.

NIRE: 33300011595

1.	Date: October 26, 2004.

2.	Time: 9:30 am

3.	Place: Av. Presidente Juscelino Kubitschek, nº 1830, Torre I, 14º andar, São Paulo, SP.

4.

Attendance: Benjamin Steinbruch (President), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Darc Antonio da Luz Costa, Yoshiaki Nakano, Dionísio Dias Carneiro, Edmar Lisboa Bacha and Claudia Maria Sarti (Secretary of the Meeting).

6.

Business Resolved: 6.5 – Debentures – The Company’s Board of Directors (“Board”), unanimously, ratified the Executive Officers’ decision taken in the meeting held on October 13, 2004 in order to cancel the issuance of debentures, authorized by the Board in the meeting held on July 27, 2004 and re-ratified in the meeting held on August 31, 2004; 6.6 Termination of subsidiary – The Board approved, unanimously, the termination of subsidiary located at Rua Monsenhor Manoel Gomes n.º370, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled under the taxpayer registry under number 33.042.730/0132-73; 6.9 - Approval of the Financial Results of the Third Quarter of 2004 – The Board, unanimously, approved the financial results of the third quarter of 2004 to be opportunely disclosed; 6.10 - General Business – 6.10.1 - Buy Back of Shares – The Board approved, unanimously, new buy back of up 6,357,000 common shares in order to remain in treasury and subsequent sale or cancellation, in compliance with the Article 3º of CVM Instruction No. 10/80, through negotiation in Bolsa de Valores de São Paulo - BOVESPA ("Bovespa"), within a three-months period as of November 12, 2004, terminating on February 11, 2005, by means of the following stock brokers: Itaú S.A. Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A. The purchase price of the common shares shall not be higher than its market price in Bovespa. The amount of the Free Float (excluding the shares held by the controlling shareholder) in accordance with the applicable law, is of 153,568,682 common shares. The Board authorized the Executive Officers to perform all acts required to carry out such deliberation. I certify that the resolutions transcribed hereunder are true to the original of the minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

________________________________
Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.